12014612

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49107

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Guggenheim Securities, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York (City) **New York** (State) **10022** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Paolino **(212) 338-8836**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) **New York** (City) **New York** (State) **10154** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 13 2012
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW 4/5

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

TABLE OF CONTENTS

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

AFFIRMATION

I, Paul M. Friedman, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Guggenheim Securities, LLC, as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Paul M. Friedman
Chief Operating Officer

Sworn and subscribed to before me this
8th day of March, 2012.

KRISTINA HUANG
Notary Public, State of New York
No. 01HU6090847
Qualified in Kings County
Commission Expires April 21, 2015

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
Guggenheim Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiaries (the Company) as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Guggenheim Securities, LLC and subsidiaries as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 8, 2012

GUGGENHEIM SECURITIES, LLC

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 3,781,972
Due from clearing organizations	122,829,948
Securities owned - at fair value ($559,429,106 pledged as collateral)	852,944,178
Securities purchased under agreements to resell	7,730,852,452
Accrued interest receivable	5,439,939
Due from affiliates	6,250,495
Receivable from customers, net of allowance for bad debt	7,140,887
Fixed assets - net of accumulated depreciation and amortization of $2,954,739	5,538,892
Goodwill	21,289,580
Other assets	2,085,988
Total assets	$ 8,758,154,331
Liabilities and Member's Equity	
Securities sold under agreements to repurchase	$ 8,250,372,230
Due to clearing organizations	24,925,590
Securities sold, not yet purchased - at fair value	267,344,598
Due to affiliates	188,670
Accrued expenses and other liabilities	56,588,473
Total liabilities	8,599,419,561
Member's equity	158,734,770
Total liabilities and member's equity	$ 8,758,154,331

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Business

Guggenheim Securities, LLC ("Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Links Holdings, LLC ("Parent") whose ultimate parent is Guggenheim Capital, LLC ("Guggenheim"). The consolidated financial statements include the accounts of Guggenheim Trust Assets, LLC, Guggenheim Securities (Hong Kong), Limited and GP Energy Partners, LLC, all of which are wholly-owned subsidiaries of the Company.

The Company engages in principal and agency sales and trading of fixed-income securities, exchange traded futures and structured products; matched book activities using repurchase and reverse repurchase agreements collateralized by fixed-income securities; equity research; agency and principal trading of equity securities; and investment banking and advisory services for merger-and-acquisition, financial restructuring and underwriting transactions.

2. Prior Period Adjustment

From 2007 through 2010, the Company had identified and carried certain reconciling differences between its books and records and those of its clearing broker. In 2011, the Company recorded a $4.1 million reduction in due from clearing organization to appropriately derecognize these prior year differences.

The Company determined the effect of these errors was immaterial to the previously issued 2007 through 2010 consolidated financial statements and, therefore, corrected the errors by adjusting the opening member's equity account balance in the 2011 consolidated financial statements. The effect of the adjustment was to decrease the opening member's equity balance by $4.1 million.

3. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records on the accrual basis of accounting. The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
At December 31, 2011, all cash is held at two major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities owned, including those pledged, and securities sold, but not yet purchased
Securities transactions are recorded on the consolidated statement of financial condition on trade-date, as if they had settled. Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures.* Fair value is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2011. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements.

The Company executes the majority of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position, and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale transactions. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45-11, *Balance Sheet* are satisfied. As of December 31, 2011, the offsetting amount in the repurchase agreements and reverse repurchase agreements netted within the consolidated statement of financial condition under ASC 210-20-45-11 amounted to $2.96 billion.

Fixed Assets
Fixed assets consists of capitalized project costs, computers and software, leasehold improvements and office equipment and furniture, and are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Internal-Use Software*, and consist of costs related to internally developed software for the Company's internal use.

Goodwill
Goodwill, which was recognized as a result of the acquisition of the Parent and its subsidiaries, including the Company, by Guggenheim in 2001, has been recorded in accordance with the provisions of ASC 350, *Intangibles - Goodwill and Other*. Goodwill is subject to review annually for impairment. During the year, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company and therefore did not have an effect on the Company's financial condition or results of operations.

Income Taxes
The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the Parent.

ASC 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2011. Further, as of December 31, 2011, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

Accounting Developments
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, "*Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.*" This ASU intends to improve consistency in the application of fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The ASU clarifies the application of existing fair value measurement and disclosure requirements including 1) the application of concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of non-financial assets and are not relevant when measuring the fair value of financial assets or any liabilities, 2) measuring the fair value of an instrument classified in shareholders'

equity from the perspective of a market participant that holds that instrument as an asset, and 3) disclosures about quantitative information regarding the unobservable inputs used in fair value measurement that is categorized within Level 3 of the fair value hierarchy. The guidance in this ASU is effective for annual periods beginning after December 15, 2011, and should be applied prospectively. Early adoption is not permitted. This ASU is not expected to have a material impact on the Company's financial condition.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in a orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

Fair value is based on independent sources such as quoted market prices. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Company's assets as of December 31, 2011:

GUGGENHEIM SECURITIES, LLC
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Notes to Consolidated Statement of Financial Condition
December 31, 2011

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
ASSETS				
Securities owned:				
U.S. government, and agency	$ 695,831,656	—	—	695,831,656
Municipal	—	7,349,368	—	7,349,368
Corporate debt	—	13,565,854	930,000	14,495,854
Collateralized debt obligations	—	5,162,770	15,241,436	20,404,206
Mortgage backed securities	—	91,395,356	—	91,395,356
Other asset backed securities	—	20,620,967	1,085,592	21,706,559
Equities	170,000	27,697	1,563,482	1,761,179
Totals	$ 696,001,656	138,122,012	18,820,510	852,944,178
LIABILITIES				
Securities sold, not yet purchased:				
U.S. government, and agency	$ 185,513,879	—	—	185,513,879
Mortgage backed securities	—	54,515,469	—	54,515,469
Corporate debt	—	27,082,570	—	27,082,570
Equities	232,680	—	—	232,680
Totals	$ 185,746,559	81,598,039	—	267,344,598

Recurring Fair Value Measurement Techniques

The fair value measurements of U.S. government and agency securities were classified as Level 1 of the fair value hierarchy as they were based on quoted market prices in active markets.

The Company's municipal bonds are revenue bonds issued by state and other local government agencies. The valuation of corporate bonds is impacted by the credit worthiness of the corporate issuer. The majority of the Company's municipal bonds and corporate bonds were rated investment grade as of December 31, 2011. Municipal bonds and corporate bonds were categorized in Level 2 of the fair value hierarchy.

The fair value measurements of collateralized debt obligations, mortgage backed securities and other asset backed securities were determined using market and income approaches along with the Company's own trading activities for identical or similar instruments and were categorized in Level 2 of the fair value hierarchy. These securities were valued using a market approach with pricing service valuations corroborated by recent market transactions for identical or similar bonds.

If the fair value of a security is not available using the Level 2 inputs as described above, or such data appears unreliable, the Company may estimate the fair value of the security using a variety of methods including, but not limited to, other independent pricing services, discounted cash flow analysis, matrix pricing, option adjusted spread models and other fundamental analysis of observable market factors.

Level 3

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. The Company utilizes a variety of methods to determine the fair value measurement for individual Level 3 securities. The inputs used by the Company include, but are not limited to, market prices from completed transactions for identical securities and transactions for comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market-observable information, as applicable. If fair value is determined using financial models, these models generally take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which the Company's judgment is applied in determining fair value is greatly increased. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Balance at January 1, 2011	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases	Sales	Balance at December 31, 2011	Change in Unrealized Appreciation (Depreciation) in 2011 for Assets Held at December 31, 2011
Securities owned:							
Collateralized debt obligations	$ 7,953,001	3,591,057	(2,129,474)	15,322,212	(9,495,360)	15,241,436	(76,373)
Equities	—	—	1,562,787	695	—	1,563,482	1,562,787
Other asset backed securities	1,777,128	(24,635)	(1,901)	1,085,000	(1,750,000)	1,085,592	231
Corporate debt	—	—	—	930,000	—	930,000	—
Totals	$ 9,730,129	3,566,422	(568,588)	17,337,907	(11,245,360)	18,820,510	1,486,645

The fair values of other financial assets and liabilities carried at cost (consisting primarily of receivables and payables to clearing organizations and customers and reverse repurchase and repurchase agreements) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replicable on demand or bear interest at market rates.

5. Due to and Due from Clearing Organizations

The balance due to and due from clearing organizations represents the net amount due to or from the clearing organizations for settled and unsettled transactions and related activity. As of December 31, 2011, balances due to and from clearing organizations consist of the following amounts:

	Due From	Due To
Pershing	$ 60,296,589	$ -
GSCC	57,878,740	-
Bank of New York Mellon	-	24,925,590
New Edge	4,632,203	-
Cheuvreaux	21,531	-
ConvergEx Research Solutions, LLC	885	-
	$ 122,829,948	$ 24,925,590

The balance due from GSCC includes $50.4 million of securities-failed-to-deliver while the balance due to Bank of New York Mellon includes $6.1 million of securities-failed-to-receive.

6. Collateral

The Company's agreements with its clearing organizations permit the clearing organizations to use the Company's securities as collateral for Company related borrowings and as collateral for securities sold but not yet purchased and related activity. The Company also pledges securities to collateralize repurchase transactions where the counterparty has the right by contract or custom to sell or re-pledge the securities. Pledged securities that can be sold or re-pledged by counterparties equal $559.4 million and are identified in the consolidated statement of financial condition.

Without regard to netting under ASC 210-20-45-11, at December 31, 2011, the Company has received collateral in connection with securities purchased under agreements to resell executed through FICC with a fair value of $11.4 billion which it can sell or re-pledge, and has pledged securities in connection with securities sold under agreements to repurchase executed through FICC with a fair value of $11.92 billion which the Company's counterparties to these agreements have the right to sell or re-pledge. Securities purchased under agreements to resell are collateralized by obligations of the United States government and its agencies. The majority of the collateral received has been re-pledged to external counterparties as of December 31, 2011.

7. Related Party Transactions

On June 17, 2008, the Company entered into a $7,600,000 Revolving Promissory Note Agreement (the "Agreement") with Guggenheim. The Agreement was amended on December 31, 2008 to increase the maximum principal amount of borrowing by Guggenheim to $20,000,000. The note was unsecured and paid interest at 6%. The note matured on June 30, 2011 and was not renewed.

Affiliates may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated payable and remits cash payment to the affiliates on a monthly basis. At December 31, 2011, $188,670 is included in due to affiliates in the consolidated statement of financial condition. The Company may also pay expenses on behalf of affiliates throughout the year. The Company records a receivable and collects cash payment from the affiliates on a monthly basis. At December 31, 2011, $1,448,754 is included in due from affiliates in the consolidated statement of financial condition.

The Company has a Service Agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing.

The Company provides customer introduction and management advisory services to various affiliates. At December 31, 2011, $4,801,741 is included in due from affiliates in the consolidated statement of financial condition.

The Company facilitates financing to various affiliates through its reverse repo and repo business. As of December 31, 2011, the Company had $278 million of reverse repurchase agreements with affiliate counterparties.

8. Off Balance Sheet Risk, Concentration of Credit Risk and Certain Other Risks and Uncertainties

Customer Activities
Customer securities transactions are cleared through Pershing, LLC ("Pershing") on a fully-disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities
The Company engages in short term proprietary trading activities, including entering into securities sold, not yet purchased positions in order to manage exposure to market risk.

As part of the Company's financing and hedging activities, the Company enters into forward repurchase agreements and futures transactions. In connection with these transactions, there are potential market or credit risks to the Company. Credit risk relates to the potential for failure by counterparties to perform according to terms of the contracts. The Company is subject to market risk arising from unfavorable changes in the market price of the underlying financial instrument.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company's futures transactions are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, these futures transactions generally do not have credit risk. Open equity in futures transactions is recorded as due from or due to clearing organizations (specifically New Edge), as applicable. The gross notional amounts of futures contracts as of December 31, 2011 are $130.0 million (asset) and $881.8 million (liability) with a weighted average maturity of approximately 3 months. The average monthly trading volume of futures contracts is approximately 700.

Concentration of credit risk
Credit risk represents the loss that the Company would incur if a counterparty or an issuer of securities or other instruments held by the Company failed to perform under its contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal amount loaned under resale agreements.

The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York – Mellon, Pershing LLC, Cheuvreux, ConvergEx Research Solutions, LLC and New Edge. United States government and agency obligations clear through the Government Securities Clearing Corporation Division ("GSCC") of FICC, who then becomes the legal counterparty to the transaction.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations.

Contingencies
The Company is involved in various pending and threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the operation of the Company.

9. Fixed Assets

At December 31, 2011, fixed assets consisted of the following:

Capitalized project costs	$ 2,495,250
Computers and software	4,026,413
Leasehold improvements	1,037,549
Office equipment and furniture	934,419
	8,493,631
Less: accumulated depreciation and amortization	(2,954,739)
Net book value	$ 5,538,892

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") , which requires the maintenance of minimum net capital and an additional minimum net capital requirement for reverse repurchase overcollateralization. The Company is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA, and is required to maintain adjusted net capital equivalent to the greater of $1,000,000 or 8% of customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2011, the Company had net capital of $66,673,015 which was $64,433,179 in excess of its required net capital of $2,239,836.

The Company currently does not carry any customer accounts and customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only business which is self-clearing is the repurchase and reverse repurchase agreement transactions which do not generate a customer reserve requirement.

The Company has a signed proprietary accounts of introducing brokers ("PAIB") agreement with Pershing to enable it to include certain assets as allowable assets in its Net Capital computation.

11. Benefit Plans

All participating employees are covered by the Guggenheim 401(k) plan (the "Plan"). For the year ended December 31, 2011, the Company made contributions of $922,839 for its pro-rata share of the Plan. At December 31, 2011, such contributions are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

		Guggenheim Trust Assets, LLC	Guggenheim Securities (Hong Kong), Ltd.	GP Energy Partners, LLC
Total assets	$	-	2,373	24,950
Member's equity		-	2,373	24,950

The Member's equity of these subsidiaries is excluded from the Company's computation of net capital per Rule 15c3-1.

13. Leases

The Company has entered into operating leases for premises which expire at various dates through 2017 and have various renewal options. For the year ended December 31, 2011, the Company had $78,559 of accrued rent included in accrued expenses and other liabilities.

14. Unit-Based Compensation

Phantom units are granted in the Guggenheim Capital Phantom Unit Plan (the "Plan") as part of an overall retention plan to retain key employees. Participants are credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units.

The Company recognizes Plan awards in accordance with ASC Topic 718, *Share-Based Payments* ("ASC 718"). Under ASC 718, these awards were issued at the grant date fair. Associated grant awards are treated as non-cash capital contributions from the Parent and are presented as unit-based compensation grants in the consolidated statement on member's equity. In 2011, the Company awarded 161,596 phantom units to certain key employees which vest in accordance with the

schedules set forth in the applicable grant agreements. At December 31, 2011, the total number of units outstanding under the Plan specifically related to Company employees was as follows:

	Units	Weighted-average price ($)
Outstanding at December 31, 2010	267,830	5.04
Issued	161,596	6.50
Outstanding at December 31, 2011	429,426	5.59

15. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through March 8, 2012, the date the financial statements were available to be issued, and has concluded there are no recognized or non-recognized events that require financial statement disclosure except as discussed hereafter.

Effective February 1, 2012, the Company began self-clearing US government and agency securities transactions.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member of
Guggenheim Securities, LLC:

In planning and performing our audit of the consolidated financial statements of Guggenheim Securities, LLC and subsidiaries (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 8, 2012

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member of
Guggenheim Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Guggenheim Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting an increase of $788,412 in revenue;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 8, 2012

KPMG

GUGGENHEIM SECURITIES, LLC

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

(SEC I.D. No. 8-49107)

**CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**